NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE December 30, 2011

CANADIAN ZINC ANNOUNCES CLOSING OF: $2.5 MILLION PRIVATE PLACEMENT OF FLOW-THROUGH COMMON SHARES and $6.03 MILLION FIRST TRANCHE OF PRIVATE PLACEMENT OF UNITS

Vancouver, British Columbia, December 30, 2011 – Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the “Company” or “Canadian Zinc”) is pleased to announce that it has closed its previously announced private placement of 3,275,000 flow-through common shares (the “FT Shares”) at a price of $0.75 per FT Share for gross proceeds of $2,456,250 (the “Flow-Through Private Placement”).

The Flow-Through Private Placement was completed by a syndicate of agents led by Canaccord Genuity Corp. and including Northern Securities Inc., Octagon Capital Corporation and Raymond James Ltd. (collectively, the “Agents”).

The proceeds from the FT Shares sold under the Flow-Through Private Placement will be used by the Company to incur Canadian exploration expenses ("CEE") prior to December 31, 2012. The Company will renounce the CEE to subscribers of the FT Shares for the year ended December 31, 2011. The FT Shares are subject to a statutory four month hold.

Two directors of the Company subscribed for an aggregate 385,000 FT Shares in the FT Private Placement for $288,750 and, accordingly, holdings of securities of the Company by these insiders have increased.

In addition to the closing of the Flow-Through Private Placement, the Company has also closed the first tranche of its previously announced private placement of an aggregate of 15,000,000 units (the “Private Placement Units”) with Zhongrun International Mining Co. Ltd. (the “Shandong Zhongrun Private Placement”).  In connection with this initial closing the Company issued 9,000,000 Private Placement Units to Zhongrun for gross proceeds of $6,030,000.

The Private Placement Units were issued at a price of $0.67 per Private Placement Unit.   Each Private Placement Unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $0.90 per common share for a period of 24 months following the issuance of the warrant. The Private Placement Units are subject to a statutory four month hold.

Closing of the second and final tranche of the Shandong Zhongrun Private Placement is expected to take place in January 2012, subject to receipt of necessary regulatory approvals.

The Company has filed a Short Form Prospectus in connection with the previously announced bought deal Public Offering of 7,610,000 units of the Company at $0.67 per Unit, for total proceeds of $5,098,700. The Public Offering is expected to close in early January 2012.

Securities issued in connection with financings will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”), as amended, or any applicable state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons,” as such term is defined in Regulation S regulated under the 1933 Act, absent registration or an applicable exemption from the registration requirements. This press release does not constitute an offer of securities for sale in the United States or to U.S. persons.

Prairie Creek Mine Background

The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

The mineral resource at the Prairie Creek Project comprises total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161 grams silver per tonne and an Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne. (Technical Report December 28, 2011, Alan B. Taylor, P. Geo. Non-Independent Qualified Person, in compliance with National Instrument 43-101).

On December 8, 2011, the Mackenzie Valley Environmental Impact Review Board issued its Report of Environmental Assessment and Reasons for Decision for the Company’s proposed Prairie Creek Mine and submitted the Report and Decision to the Federal Minister of Aboriginal Affairs and Northern Development. The Review Board concluded that the proposed development of the Prairie Creek Mine is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern.

Cautionary Statement – Forward-Looking Information:

This press release contains certain forward-looking information, including, among other things, the expected completion of financings and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the timing and completion of financings, obtaining necessary regulatory approvals, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Canadian Zinc uses certain terms in its regulatory filings in Canada, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility.  United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.  It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category.  United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 20-F which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
 E-mail: invest@canadianzinc.com           Website: www.canadianzinc.com